UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2008

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant’s name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 to this report on form 6-K is a copy of the press release of Paragon Shipping Inc. (the “Company”) dated July 25, 2008, announcing the appointment of Mr. George Xiradakis to the Company’s Board of Directors.

Exhibit 1

For Immediate Release

PARAGON SHIPPING INC. APPOINTS NEW NON-EXECUTIVE DIRECTOR

ATHENS, Greece, July 25, 2008 – Paragon Shipping Inc. (Nasdaq: PRGN), a global shipping transportation company specializing in dry bulk cargoes, announced today that its’ Board of Directors has appointed Mr. George Xiradakis to the Board as an independent, non-executive director, effective today.  Mr. Xiradakis replaces Mr. George Skrimizeas who resigned from the Company’s Board of Directors but will continue in his current position as the Company’s Chief Operating Officer.  Mr. Xiradakis has also been appointed to the Company’s Audit and Nominating Committees.  As a result of this appointment there continue to be five members on the Company’s Board of Directors, of which four are now independent directors.  Also effective today, Mr. Dimitrios Sigalas has resigned from the Audit Committee and Mr. Bruce Ogilvy has resigned from the Nominating Committee.

Michael Bodouroglou, Chairman and Chief Executive Officer of Paragon, commented, “We are pleased to welcome Mr. Xiradakis to our Board of Directors. He brings to Paragon a wealth of experience in the marine finance and banking industries. His years of experience will further enhance our Board’s diverse and in-depth skills in the many disciplines required to operate a successful shipping company. Although Mr. Skrimizeas is no longer on the Board, he remains a valuable member of our team, and we look forward to his continued contributions to the business in his role as Chief Operating Officer.”

Since 1999, Mr. Xiradakis has been the Managing Director of XRTC Business Consultants Ltd., a consulting firm providing financial advice to the maritime industry.  Mr. Xiradakis also provides financial advice to various shipping companies, as well as international and state organizations.  Since March 2007, he has served as the President of the National Centre of Port Development in Greece.  He also serves as the General Secretary of the Association of Banking and Shipping Executives of Hellenic Shipping.  Mr. Xiradakis has a certificate as a Deck Officer from the Hellenic Merchant Marine and he is a graduate of the Nautical Marine Academy of Aspropyrgos, Greece.  He also holds a postgraduate Diploma in Commercial Operation of Shipping from London Guildhall University, formerly known as City of London Polytechnic, and a Master of Science in Maritime Studies from the University of Wales.  Mr. Xiradakis is also a member of the Board of Directors of DryShips Inc. and Aries Maritime Transport Limited.

About Paragon Shipping Inc.
Paragon Shipping Inc. is an Athens, Greece-based international shipping company specializing in the transportation of drybulk cargoes.  The Company’s current fleet consists of eleven vessels with a total carrying capacity of 706,358 dwt. For further information, please visit the Company’s website at www.paragonship.com.

Cautionary Statement Regarding Forward-Looking Statement
Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important  factors, other important  factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts:
Christopher Thomas Chief Financial Officer Paragon Shipping Inc. 15 Karamanli Ave. GR 166 73 Voula, Greece Tel: +30 (210) 8914 600	Scot Hoffman FD Tel: +1(212) 850-5600

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated: July 28, 2008	By /s/ Christopher J. Thomas
Name: Christopher J. Thomas Title: Chief Financial Officer

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